As filed with the Securities and Exchange Commission on January 30, 2004
                                File No. 33-38066

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         POST EFFECTIVE AMENDMENT NO. 18
                                       TO
                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             SBM CERTIFICATE COMPANY
               (Exact name of registrant as specified in charter)

                                    Maryland
         (State or other jurisdiction of incorporation or organization)

                                      6725
            (Primary Standard Industrial Classification Code Number)

                                   52-2250397
                      (I.R.S. Employer Identification No.)

                                 5101 River Road
                                    Suite 101
                            Bethesda, Maryland 20816
                                 (301) 656-4200
                   (Address, including zip code, and telephone
   number, including area code, of registrant's principal executive offices)

                           Eric M. Westbury, President
                             SBM Certificate Company
                                 5101 River Road
                                    Suite 101
                            Bethesda, Maryland 20816
                                 (301) 656-4200
  (Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon after the effective date of this registration statement as is practicable.

The registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

PROSPECTUS

                             SBM CERTIFICATE COMPANY
                             SERIES 503 CERTIFICATES
                             SERIES 505 CERTIFICATES
                             SERIES 507 CERTIFICATES
                             SERIES 510 CERTIFICATES

      This Prospectus offers fully paid fixed-rate face-amount certificates ("Certificates") issued by SBM Certificate Company (the "Company"). When you purchase a Certificate, you make a single payment to us in exchange for our promise to pay the amount you have invested ("Face Amount"), plus accrued interest, less an annual administrative charge on a fixed future date.

      The Series 503, Series 505, Series 507 and Series 510 Certificates have fixed interest guarantee periods ("Guarantee Periods") of three, five, seven and ten years, respectively, from the date of issue. We will automatically extend the Guarantee Periods of the Certificates for additional Guarantee Periods of the same duration, unless you notify us in writing to the contrary. Your Certificate will mature no later than thirty years from the date it was issued ("Maturity Date"). Your Certificate will earn a fixed interest rate that is declared in advance for the duration of a Guarantee Period, but never is less than 2.5%. You may choose to have your interest:

      o COMPOUNDED ANNUALLY and paid at the end of the Guarantee Period, when the Certificate matures, or when you make a withdrawal

      o     PAID ANNUALLY

      o     PAID QUARTERLY

The following initial interest rates are in effect, as of the date of this prospectus, for the Guarantee Period of each Series.

                                        Interest      Interest       Interest
                                          Paid          Paid        Compounded
          Certificate                  Quarterly      Annually       Annually
          --------------------------   ---------      --------       --------
          Series 503................     4.50%         4.60%          4.75%
          Series 505................     5.00%         5.10%          5.25%
          Series 507................     5.50%         5.60%          5.75%
          Series 510................     6.15%         6.25%          6.40%

      These rates may or may not have changed when you apply to purchase your Certificate. New interest rates for each of the Guarantee Periods are declared periodically. See "Description of the Certificates" for a more detailed description of the Certificates, including applicable charges for early withdrawals.

      THERE IS NO SALES CHARGE WHEN YOU PURCHASE YOUR CERTIFICATE. IF YOU WITHDRAW ALL OR A PORTION OF YOUR CERTIFICATE INVESTMENT PRIOR TO THE END OF A GUARANTEE PERIOD, A WITHDRAWAL CHARGE WILL APPLY.

      This Prospectus contains information about the Certificates that you should know before investing. You should read this Prospectus and any supplements, and retain them for future reference.

      PLEASE SEE "RISK FACTORS" AT PAGE 4 FOR A DESCRIPTION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE CERTIFICATES.

      THE CERTIFICATES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC. THE COMPANY IS REGISTERED AS A FACE-AMOUNT CERTIFICATE COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. THE CERTIFICATES ARE FIXED-INCOME SECURITIES THAT ARE BACKED SOLELY BY THE ASSETS OF THE COMPANY, INCLUDING REQUIRED RESERVES.

      AS WITH ALL INVESTMENT COMPANIES, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CERTIFICATES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

___________, 2004

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SBM Certificate Company...................................................    3
       Risk Factors.......................................................    3
      Relationship with SBM Financial.....................................    3
      Effects of Changes in Interest Rates and Liquidity Risks............    3
      Withdrawals During a Guarantee Period...............................    4
      Interest Rates for Renewal Periods..................................    4
Description of the Certificates...........................................    5
      Minimum Investment..................................................    4
      Interest Rates......................................................    5
      Interest Payment Options............................................    5
      Guarantee Periods and Maturity......................................    6
      Withdrawals.........................................................    6
      Administrative Charge...............................................    7
      Loans...............................................................    7
      Deferred Payment....................................................    8
      Federal Income Tax Treatment........................................    8
      Transfer of Ownership...............................................    8
Reserves and Deposits with Custodian......................................    8
Use of Proceeds from Sale of Certificates.................................    9
Investments...............................................................    9
      Type of Investments.................................................    9
      Investment Policies.................................................   11
      Management of Securities Investment.................................   12
      Real Estate Loan Portfolio..........................................   12
      Yields..............................................................   12
How to Purchase Certificates..............................................   13
      Through the Company.................................................   13
      Through Authorized Sellers..........................................   13
      Affinity Groups.....................................................   13
      Investment Amounts..................................................   14
      Canceling Your Order................................................   14
      Application Acceptance..............................................   14
About SBM Certificate Company.............................................   14
      History.............................................................   14
      Business............................................................   15
      Competition.........................................................   16
      Capital Structure...................................................   16
      Regulation..........................................................   16
      Description of Property.............................................   16
      Legal Proceedings...................................................   16
Executive Officers and Directors..........................................   17
      Board of Directors..................................................   18
      Audit Committee.....................................................   18
      Investment Committee................................................   19
Relationship with SBM Financial and Certain Transactions..................   19
Certain Significant Events................................................   20
      Change in Control of Company........................................   20
Independent Auditors......................................................   21
Selected Financial Data...................................................   21
Management Discussion and Analysis of Financial Condition and Results
  of Operations...........................................................   22
      Results of Operations...............................................   22
      Asset Portfolio Review..............................................   25
      Liquidity and Financial Resources...................................   26
Index to Financial Statements............................................. F-01

                             SBM CERTIFICATE COMPANY

      The Company, a Maryland corporation, is a registered face-amount certificate company under the Investment Company Act of 1940 (the "1940 Act"). The Company and its predecessors have been engaged in the issuance and servicing of face-amount certificates since 1914.

      The Company is a wholly-owned subsidiary of SBM Financial, LLC ("SBM Financial"), formerly named State Bond & Mortgage Company, L.L.C. ("State Bond"), a Maryland limited liability company. The Company's executive offices are located at 5101 River Road, Suite 101, Bethesda, Maryland 20816; its telephone number is 301-656-4200. The Company maintains an Administrative Office at 125 North Minnesota Street, New Ulm, MN 56073; its toll-free telephone number is 1-888-749-4353 or 1-800-965-4999. Unless otherwise indicated or required by the context, the terms "Company," "we," "us" or "ours," as used in this Prospectus, refer solely to SBM Certificate Company and do not include any of its affiliated companies.

      As a result of a change in control of 1st Atlantic Guaranty Corporation ("1st Atlantic"), a Maryland corporation, which occurred on December 5, 2003, the Company's ultimate parent company, which was 1st Atlantic, now is Geneva Capital Partners, LLC ("Geneva"), a Maryland limited liability company. SBM Financial is a wholly-owned subsidiary of Geneva, which is owned by Eric M. Westbury, the Company's Chairman of the Board and Chief Executive Officer. See "History" under "About SBM Certificate Company" and "Certain Significant Events" later in this Prospectus.

RISK FACTORS

      The Company is not a bank, broker-dealer or insurance company. The Certificates are not bank products, annuities or life insurance, and are not guaranteed or insured by any governmental agency or fund or private third party. We have not applied for or received a rating for the Certificates from any nationally recognized statistical rating organization. The Certificates are fixed-income securities that are backed solely by the assets of the Company, including reserves required by the 1940 Act.

RELATIONSHIP WITH SBM FINANCIAL

      Although we are an independent operating entity, we rely upon SBM Financial and its affiliates to provide us with management, marketing and administrative services, as well as office facilities and personnel, for the conduct of our business. See "Relationship with SBM Financial."

EFFECTS OF CHANGES IN INTEREST RATES AND LIQUIDITY RISKS

      Economic and market conditions and fluctuations in interest rates affect the market value of our investment portfolio, which consists primarily of government and corporate bonds, real estate, real estate mortgage notes and mortgage interests, and money market accounts. Although we seek to control this interest rate risk, the value of our investment portfolio may decrease during periods of sharp changes in interest rates. If we had to sell assets to meet liquidity needs at such a time, we could recognize losses on the sale of these assets. These losses could reduce our overall capital resources available to us to provide a source of funds for our operations.

      In addition, our operating expenses presently represent a relatively significant percentage of our investment portfolio. Although there is no assurance, this percentage is expected to be reduced with an increase in the Company's investment portfolio that would result from increases in the sales of certificates. As discussed under "Certain Recent Developments," we suspended sales of the Certificates on August 16, 2002. Certificate sales were resumed as of the date of this Prospectus.

      Our failure to increase our investment portfolio to generate adequate earnings to cover operating expenses may limit our ability to pay competitive interest rates and could prevent us from fully meeting our obligations under the Certificates. Historically, the Company has not defaulted on any payments due on Certificates.

WITHDRAWALS DURING A GUARANTEE PERIOD

      You may make withdrawals under a Certificate during any Guarantee Period. However, we assess a withdrawal charge when you withdraw some or all of your account value prior to the end of a Guarantee Period. We assess the withdrawal charge on the amount of the withdrawal. Your "account value" includes the amount you invest in a Certificate at the outset less any prior partial principal withdrawals (your "principal"), together with accrued interest at the full stated rate, less an annual administrative charge. The withdrawal charge will be deducted from your remaining account value or, in the case of a complete surrender, deducted from your account value. It is possible that you may receive less upon a withdrawal than the amount of your investment. See "Guarantee Periods and Maturity" and "Withdrawals" under "Description of Certificates," below.

      We assess the withdrawal charge largely because of the negative impact that early withdrawals of principal investments could have on our reserves and our ability to offer competitive interest rates to investors. The withdrawal charge also helps us cover part of our cost of marketing the Certificates under which withdrawals are made. You also may be subject to penalties if you withdraw amounts held in a Certificate from an IRA or other tax-qualified plan. Please consult your tax adviser.

INTEREST RATES FOR RENEWAL PERIODS

      The initial interest rates applicable to the Certificates are payable for the initial three, five, seven and ten-year Guarantee Periods of the Series 503, Series 505, Series 507 and Series 510 Certificates, respectively. Although we intend to declare in advance interest rates above the 2.5% minimum rate for Certificate years beyond the initial Guarantee Period, we have no obligation to do so, nor do you have any obligation to continue your Certificate beyond the initial Guarantee Period.

                         DESCRIPTION OF THE CERTIFICATES

MINIMUM INVESTMENT

      The minimum amount you may invest is (a) $1,000 if you choose to have interest compounded or paid annually, or (b) $5,000 if you choose to have interest paid quarterly. The amount you invest in a Certificate is its face amount.

INTEREST RATES

      The Company declares the interest rates payable for the Guarantee Period of newly-issued Certificates and continued Certificates on the 1st and 15th day of each month. The interest rates declared will be applicable for the entire Guarantee Period. The Company intends to never declare an annual interest rate of less than 2.5%. To confirm the Company's current rates at any time, please contact the Company's Administrative Office by calling toll-free at 1-888-749-4353 or 1-800-965-4999 or visit our website at www.sbmcertificate.com.

      The interest rates applicable to your Certificate during its initial Guarantee Period will be the rates in effect on the date your application is received at the Company's Administrative Office.

      The prevailing interest rates available on interest-bearing instruments of a quality comparable to that of our Certificates are a primary consideration in deciding upon the interest rates declared by the Company. However, the Company has complete discretion as to what interest rates it declares for the Certificates. When a Certificate is outstanding, the interest rates in effect for the succeeding Guarantee Period will be the declared rates at the end of the Guarantee Period that is expiring. The interest rates upon continuance may be greater or lesser than the rates in effect for the expiring Guarantee Period. The certificate holder is under no obligation to continue a Certificate beyond the end of a Guarantee Period.

INTEREST PAYMENT OPTIONS

      You may choose to:

      o compound your interest annually and receive it at the end of a Guarantee Period, when the Certificate matures or when you make a withdrawal

      o     receive annual interest payments

      o     receive quarterly interest payments

      Your interest rates may be different depending on the interest payment option you choose. You may not change your interest payment option once your Certificate has been issued. Interest on the Certificates accrues monthly and compounds annually.

GUARANTEE PERIODS AND MATURITY

      At the end of a Guarantee Period, you will be entitled to receive the original amount you invested plus any unpaid interest that has accrued if you elect to receive interest payments annually or quarterly. If you elect to have interest compounded, you will be entitled to receive the amount originally invested plus interest. In all cases, the amount you receive will be reduced by the amount of any prior partial withdrawals or loans (see "Loans") from your account value, the administrative charge and applicable withdrawal charges. You may partially or fully redeem your Certificate at the end, the administrative charge, of any Guarantee Period and incur no withdrawal charge. See "Withdrawals."

      The Company will notify you in writing at least fifteen days prior to the end of your Certificate's Guarantee Period. Unless you notify the Company in writing to the contrary, your Series 503 Certificate, Series 505 Certificate, Series 507 Certificate, or Series 510 Certificate, pursuant to its terms, automatically will continue for an additional three, five, seven or ten-year Guarantee Period, respectively. Your Series 503, Series 505, Series 507 and Series 510 Certificate may be extended for a total of nine, five, three and two additional periods, respectively, until the Maturity Date of the Certificate. The terms of your initial Certificate will continue in effect, except that as explained above under "Interest Rates," new interest rates may apply. You should contact the Company to determine whether a new interest rate will apply to your new Guarantee Period.

      Series 503, Series 505 and Series 510 Certificates mature 30 years after original issuance. Series 507 Certificates mature 28 years after original issuance. The date on which a Certificate matures is the Maturity Date of the Certificate.

WITHDRAWALS

      The Company will deduct a withdrawal charge if you withdraw any amount of your account value prior to the end of a Guarantee Period. In the case of a partial withdrawal, the charge will be deducted from your remaining account value, and in the case of a complete surrender of your Certificate, the withdrawal will be deducted from the amount withdrawn. Withdrawal charges are charged according to the following schedule:

Charge Based on Amount Withdrawn

Year of Guarantee Period          1        2        3        4        5       6      7       8      9       10
----------------------------    -----    -----    -----    -----    -----   -----  -----   -----  -----    -----
Series 503..................      6%       6%       5%
Series 505..................      8%       8%       7%       6%       5%
Series 507..................      9%       9%       9%       8%       7%      6%     5%
Series 510..................     10%      10%      10%      10%      10%      9%     8%      7%     6%      5%

      The minimum amount you may withdraw is $1,000. The minimum amount remaining must be at least $1,000, if you chose to have interest compounded to maturity or paid annually, and at least $5,000 if you chose to have interest paid quarterly. The entire account value will be withdrawn if the amount otherwise remaining is less than the applicable minimum amount.

      The withdrawal charge does not apply to scheduled payments of interest. In addition, the charge does not apply if the withdrawal is made to meet expenses resulting from your death.

      You must submit a written request for withdrawal to the Company at its Administrative Office. The amount requested will be withdrawn first from accrued interest and then from principal. Withdrawal requests will be processed on the business day that they are received, and a check will be disbursed to you generally within seven business days.

      For mutual protection, a signature guarantee may be required if:

      (1)   you request a withdrawal of an amount in excess of $50,000,

      (2) you request that your withdrawal proceeds be disbursed to someone other than the registered owners,

      (3) you request that your withdrawal proceeds be disbursed to an address other than the address of record, a preauthorized bank account, or a preauthorized brokerage firm account,

      (4) withdrawal instructions are received from an agent, not the registered owners, or

      (5) we believe a signature guarantee would protect against potential claims based on the instructions received.

      A signature guarantee verifies the authenticity of your signature. You can obtain a signature guarantee from certain banks, brokers or other eligible guarantors. You should verify that the institution is an eligible guarantor prior to signing. A notarized signature is not sufficient.

ADMINISTRATIVE CHARGE

We impose an annual $30 charge to help defray certain costs associated with the offering and maintenance of the Certificates, other than any compensation paid for the sale. We will deduct the charge from your account value on your Certificate anniversary date. If you withdraw your entire account balance prior to an anniversary date, the charge will be deducted from the proceeds you receive. Your annual account statement will separately reflect the charge.

LOANS

      You may borrow up to 50% of your account value for a term not to exceed five years, but not beyond the Maturity Date of your Certificate. Loans are subject to an annual interest charge of up to 6% of the amount withdrawn, but are not subject to the withdrawal charge. You will not earn interest on the amount borrowed. The Company will treat a loan that you do not repay as a permanent withdrawal. The Company will assess the withdrawal charge that would have applied at the date the loan was due but not repaid.

DEFERRED PAYMENT

      The Company reserves the right, prior to a Certificate's maturity, to defer any payment for up to thirty days. During any such period, interest will accrue on the deferred amount at not less than the minimum annual interest rate of 2.5%.

FEDERAL INCOME TAX TREATMENT

      Under Internal Revenue Service rules and regulations, certificate holders realize current income for tax purposes. Under these guidelines, you must report interest accrued on a Certificate as taxable ordinary income each year on a current basis. If you have elected to have interest compounded annually, you must recognize interest income for income tax purposes in the years in which it is accrued even though you won't receive the interest payment until the end of the Certificate's Guarantee Period or until the Certificate matures. The Company will report to you annually the amount of your income from the Certificate for tax purposes. Please consult your tax adviser for information about any tax consequences in your individual circumstances. If you hold your certificate in an IRA or other tax-qualified plan, your tax treatment will be different from that otherwise applicable.

      Pursuant to federal law, you must provide the Company with a correct taxpayer identification number. Generally, this number is your Social Security or employer identification number. Failure to provide such number may make it necessary for the Company to withhold a portion of any accrued interest.

TRANSFER OF OWNERSHIP

      You may transfer ownership of your Certificate by submitting a completed transfer request form to the Administrative Office. Please note that transfers of ownership from a tax-qualified plan may have adverse tax consequences. Please consult your tax adviser.

      You should sign the written transfer request exactly as the Certificate is registered. For transfers of $20,000 or more, your signature or signatures must be guaranteed by a national securities exchange, a member firm of a principal stock exchange, a registered securities association, a clearing agency, a bank or trust company, a savings association, a credit union, a broker or dealer, a municipal securities broker or dealer, or a government securities broker or dealer. Further documentation may be required from corporations, executors, partnerships, administrators, trustees or custodians.

                      RESERVES AND DEPOSITS WITH CUSTODIAN

      The Company accrues liabilities under its face-amount certificates for which it is required to maintain reserves in accordance with the 1940 Act. In general, the Company establishes its certificate liability monthly in an amount equal to the account value of its outstanding certificates less any withdrawal charges otherwise applicable at that date.

      The 1940 Act requires the Company to have capital stock in an amount not less than $250,000 and to keep on deposit, with a qualified custodian, certain kinds of investments having a value not less than the amount of its certificate reserves as calculated under the 1940 Act plus $250,000.

      Most of the Company's investments are on deposit pursuant to the terms of a custody agreement with U.S. Bank Trust N.A., a national banking association located in Minneapolis, Minnesota. The Company also maintains separate deposits as required by certain states. The custody agreement requires the Company to maintain investments on deposit with a value (calculated in accordance with the provisions of the 1940 Act) in excess of its reserves for outstanding certificate obligations. If the Company fails to make a required payment on a Certificate, the custodian is required, at the request of a certificate holder, to make the payment from its investments. The Company has received an order of the Securities and Exchange Commission under provisions of the 1940 Act allowing its investments to be deposited with other qualified custodians.

                    USE OF PROCEEDS FROM SALE OF CERTIFICATES

      The Company backs the Certificates by investing money received from the sale of Certificates and keeping the invested assets on deposit. The Company's investments are diversified and of generally high quality. The composition and quality of its investments is subject to change from time to time at the Company's sole discretion, subject to requirements of the 1940 Act.

                                   INVESTMENTS

      Under provisions of the 1940 Act, we are permitted to invest our reserves only in assets that constitute "qualified investments" under the Insurance Code of the District of Columbia, and such other assets as the SEC may permit under the 1940 Act. Set out below is a summary of the types of investments in which we expect to invest, as well as a description of certain investment policies established by management and our Board of Directors.

TYPES OF INVESTMENTS

      We intend to invest our reserves, as well as the amount that we hold in excess of the reserves, primarily in the types of securities and other investments described below. Except as specifically noted, we may invest our reserves in such investments without limitation. In addition, except as specifically noted, the limitations described below apply only at the time of investment. The assets that we hold in excess of reserves are not subject to the limitations described below.

      U.S. Government Securities. We may invest in direct obligations of the U.S. Government ("U.S. Government securities"). These include bills (which have maturities of one year or less), notes (which have maturities of between 2 and 10 years), and bonds (which have maturities greater than 10 years) issued by the U.S. Treasury ("Treasury"). The market value of U.S. Government securities will fluctuate with changes in interest rate levels. Thus, if interest rates increase from the time the security was purchased, the market value of the security will decrease. Conversely, if interest rates decrease, the market value of the security will increase.

      U.S. Government Agency Securities. We may invest in securities issued by certain federal agencies that are (i) backed by the full faith and credit of the United States, (ii) guaranteed by the Treasury, (iii) or are supported by the agency's right to borrow from the Treasury. Issuing agencies may include, for example, the Government National Mortgage Association ("GNMA" or "Ginnie Mae"), Federal National Mortgage Association ("FNMA" or "Fannie Mae"), or Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"). Although their close relationship with the U.S. Government is believed to make them high-quality securities with minimal credit risks, the U.S. Government is not obligated by law to support either FNMA or FHLMC.

      Bank Obligations. We may invest in CDs, bankers' acceptances, and other short-term debt obligations of banks. CDs are short-term obligations that commercial banks issue for a specified period of time and at a specified interest rate. Banker's acceptances are time drafts drawn on a commercial bank by a borrower, usually in connection with international commercial transactions.

      Commercial Paper And Other Corporate Debt. We may invest in commercial paper issued by companies that meet the criteria for investment by life insurance companies under the laws of the District of Columbia ("qualified corporations"). Commercial paper consists of short-term unsecured promissory notes that qualified corporations issue to finance short-term credit needs. We also may invest in longer-term debt obligations of qualified corporations. We will not invest more than two percent of our reserves in any one issue of such obligations of any one qualified corporation. In addition, we do not intend to invest in any debt securities rated below investment grade by any nationally recognized statistical rating organization.

      Equipment Related Instruments. We may invest in equipment trust certificates and similar instruments (collectively, "equipment related instruments") that are secured by transportation equipment (e.g., railroad cars, trucks, and airplanes) that has been sold or leased to a common carrier. Equipment related instruments are a means of financing the acquisition of equipment. A trustee, such as a bank, holds the title to the equipment, collects purchase or lease payments from the purchaser, and, in turn, makes principal and interest payments to the instrument holders for a specified term. In case of default, the trustee is authorized to sell the equipment to protect the instrument holders. We will not invest more than two percent of our reserves in any one issue of an equipment-related instrument by any one qualified corporation.

      Municipal Securities. We may invest in various types of municipal securities, which are debt securities issued by a state, its political subdivisions, agencies, authorities, school districts, and other governmental instrumentalities for various public purposes, including, for example, the construction of public facilities, hospitals, highways, and schools. We will only invest in municipal securities that (i) represent direct and general obligations of the issuing governmental entity, or (ii) are payable from designated revenues pledged to the payment of the principal and interest on such securities.

      Preferred and Common Stock. We may invest in preferred and common stock of qualified corporations. Preferred stock has priority over common stock as to income and generally as to the assets of an issuer, but usually has limited voting rights. We may invest in the common stocks of qualified corporations whose debt and preferred stock, if any, also meet our criteria for investment. We will not invest more than one percent of our reserves in the preferred or common stock of any single qualified corporation.

      Real Estate and Investments Secured by Real Estate. We may invest directly in real estate or in investments secured by real estate such as mortgage notes. We generally will only purchase or hold real estate if it is income producing. We may, however, also receive real estate in satisfaction of debts owed to us, and may improve or develop any real estate that we acquire. We will not invest or agree to invest in real estate if such investment would cause us to: (i) invest more than two percent of our reserves in real estate or improvements thereon during any period of 12 consecutive months; (ii) invest or hold more than five percent of our reserves in real estate or improvements thereon for the purpose of producing income; or (iii) hold more than fifteen percent of our reserves in real estate. We may invest in notes or loans secured by a first lien on real estate, provided such note or loan does not exceed 80% of the fair market value of the real estate securing such note, or 97% of the fair market value of the real estate if acceptable private mortgage insurance has been obtained. These investments may include tax lien certificates issued by municipalities to satisfy delinquent tax bills on real estate. These certificates evidence the indebtedness of the property owner for the tax due, bear interest payable by the property owner and are secured by a first priority lien on the property on which the tax is owed. The greatest risk with these investments is the time and costs of a foreclosure process when amounts remain unpaid beyond the Company's aging policy. This risk is mitigated by the Company's first priority lien on the property on which the tax is owed, and the Company's general policy of securing these investments only with properties in which the amount advanced by the Company to acquire the certificates is less than 20% of the market value of the property that secures the investment.

INVESTMENT POLICIES

      The Company's management and Board of Directors have established the investment policies set out below. Changes, if any, in these policies may be made without Certificate owner approval.

      Borrowing. We may borrow money to a limited extent from banks (including the Company's custodian bank) as we deem necessary or appropriate to our business. We currently do not intend to borrow amounts equal to more than 25% of our total assets (including the amount borrowed). We will not buy securities on margin or sell securities short.

      Commodities. We do not currently intend to engage in the purchase or sale of commodities.

      Concentration. Except as noted below, we will not invest more than 25% of our assets in the securities of issuers in any one industry. The foregoing limitation does not apply to investments in U.S. Government and U.S. Government agency securities, nor to investments secured by real estate.

      Loans. In addition to real estate loans, described above, we may make loans of varying terms to financial institutions and individuals in amounts up to 85% of the value of the securities pledged as collateral for the loans at the time we make the loans. The securities pledged as collateral must be of a type in which we can invest.

      Portfolio Turnover. We will buy, sell, or hold our assets in the manner that we deem prudent, without regard to the impact on the turnover rate of our portfolio.

      Senior Securities. We are restricted by law from issuing any securities other than face-amount certificates, common stock, and promissory notes or other paper related to our borrowings.

      Underwriting Securities. We do not intend to act as an underwriter of securities issued by other persons. We may, however, be deemed to be an underwriter when we purchase and later sell unregistered securities.

                                   ----------

MANAGEMENT OF SECURITIES INVESTMENTS

      Subject to the oversight of the Board of Directors and its Investment Committee, the Company's management is responsible for selecting and managing the Company's securities investments to ensure that the Company has, in cash or qualified investments, as defined in Section 28(b) of the 1940 Act, assets having an aggregate value not less than that required by the 1940 Act. Qualified investments are defined as investments of a kind which life insurance companies are permitted to invest in or hold under provisions of the Insurance Code of the District of Columbia. Management also is responsible for placing orders for the purchase and sale of the Company's securities investments with brokers and dealers. The Company may in the future engage one or more investment advisers to assist the Company in the management of its investments.

REAL ESTATE LOAN PORTFOLIO

      Atlantic Capital Funding Corporation ("ACFC"), a 100% owned subsidiary of the Company, performs underwriting and closing services for the Company, which acquires mortgage notes through ACFC. ACFC is FHA approved and may originate and process real estate loans directly as well as offer its loan programs to outside mortgage brokers and bankers on a wholesale basis. In the latter case, outside brokers will originate and process loans and ACFC will underwrite and close the loans that meet its investment requirements. ACFC may enter into agreements with select outside mortgage brokers, bankers and mortgage loan servicing companies to service certain types of mortgages that may require special servicing treatment because of various factors, such as the unique features of the underlying real estate or the credit quality of the borrowers. In addition to acquiring mortgage loans through ACFC, we may acquire whole loans or loan pools from other mortgage companies, banks or mortgage brokers and through secondary mortgage markets.

YIELDS

      From time to time, the Company may quote current and historical yields on its Certificates in advertisements and in sales literature. The availability of the current yields quoted will depend on when you purchase your Certificate, interest payment method, and the Guarantee Period you select. Quotations of historical yields are not indicative of future yields. The Company also may compare its yield to those offered by competing products, such as CDs and Treasuries, as well as other fixed income securities.

                          HOW TO PURCHASE CERTIFICATES

      You may purchase Certificates through one of the methods described below. You must complete an application and submit it, along with payment at the time of purchase. THE COMPANY RESERVES THE RIGHT TO ACCEPT OR REJECT ANY APPLICATION AT ITS SOLE DISCRETION.

THROUGH THE COMPANY

      BY MAIL. You may purchase Certificates directly from the Company by mailing a completed application together with a check, to our Administrative Office. Your envelope should be addressed: SBM Certificate Company, 125 North Minnesota Street, New Ulm, MN 56073 or SBM Certificate Company, 5101 River Road, Suite 101, Bethesda, MD 20816.

      BY WIRE. You may also wire payments for Certificates from your financial institution to the Company's wire receiving bank account. Before wiring funds, please notify Client Services at 1-888-749-4353 or 1-800-965-4999 to advise the Company of your investment and to receive instructions as to how and where to wire your investment funds.

      The minimum amount you may wire is $1,000. Please remember to return your completed application to Client Services at the address above. A copy of the application must coincide with your wire funds that day. On the day you wire funds you may fax the copy of your application to the Company at 507-354-9548 or 301-656-4204. The original application must be delivered to the Company within three business days following the transaction to ensure the Effective Date of your Certificate. The Company may offer one or more other series of face-amount certificates in the future, or under other prospectuses of the Company. Various products have different features including interest rates and withdrawal charges.

THROUGH AUTHORIZED SELLERS

      You may purchase Certificates through broker-dealers that have selling agreements with the Company. Broker-dealers will receive compensation based on the amount of the purchase payment for a Certificate. Please call Client Services at 1-888-749-4353 to find out if your broker-dealer is on the Company's list of authorized sellers. Any compensation to authorized sellers is paid from the Company's general fund, so that all of your money will be invested whether you purchase your certificate directly from us or through an authorized seller.

AFFINITY GROUPS

      From time to time, the Company may seek to introduce Certificates to members of affinity groups, including service organizations, non-profit associations, and other types of membership organizations (collectively, "affinity groups") through various programs. Although affinity groups are not permitted to sell Certificates, they may provide the Company with mailing lists and other information to enhance the marketing of Certificates to their members. For their cooperation, the Company may compensate affinity groups in an amount that is mutually agreed upon. Please call Client Services at 1-888-749-4353 for further information.

INVESTMENT AMOUNTS

      For an explanation of the minimum and maximum investments in each type of Certificate, see "Description of the Certificates." Certain additional restrictions may apply if you use the Certificates to fund your Individual Retirement Account ("IRA") or other qualified retirement plan account.

CANCELING YOUR ORDER

      You can, without incurring a withdrawal charge or other penalty, cancel your investment in a Certificate within five business days after the date on which you purchased your Certificate. Simply call or write Client Services at the same telephone number or address as indicated above. You will not earn any interest on Certificates that you cancel under this provision. The Company will send a full refund check to you within 30 days of your cancellation request.

APPLICATION ACCEPTANCE

      All applications to purchase Certificates are subject to the Company's acceptance or rejection at its sole discretion. If your application to purchase a Certificate is accepted, you will receive a confirmation of such acceptance. You will also receive an annual statement reflecting all account activity. We do not issue paper certificates to evidence the purchase of Certificates. Instead, your Certificate purchase is registered with the Company in book registration form, thereby relieving you of the responsibility for the safekeeping of paper certificates and the need to deliver them to the Company upon redemption. Please refer to our Face-Amount Certificate Confirmation Statement, in addition to your application, for terms and conditions and detailed information about your Certificate. The date we accept your application at our Administration Office and have received cleared funds is the "Effective Date" of your Certificate.

                          ABOUT SBM CERTIFICATE COMPANY

HISTORY

      On July 19, 2000, State Bond, now named SBM Financial, completed the purchase of 100% of the issued and outstanding shares of common stock of SBM Certificate Company, a Minnesota Corporation ("SBM-MN") (the "Acquisition"), from ARM Financial Group, Inc. ("ARM"), a Delaware corporation. SBM-MN was a wholly-owned subsidiary of ARM and an issuer of face-amount certificates under the 1940 Act. State Bond effected the Acquisition as assignee under a Stock Purchase Agreement, dated March 28, 2000, by and among 1st Atlantic, SBM-MN and ARM. At the time of Acquisition, State Bond was a 100% owned subsidiary of 1st Atlantic.

      As part of the Acquisition, SBM-MN was merged into the Company. The Company was organized on May 24, 2000, with nominal assets, and formed for purposes of redomestication from Minnesota to Maryland. As a result, the Company has succeeded SBM-MN, which was a 1940 Act registered face-amount company, as the "registrant" in all filings made by SBM-MN under the Securities Act of 1933 (the "1933 Act"), Securities Exchange Act of 1934 ("1934 Act") and the 1940 Act, including the registration statement of which this prospectus is a part.

      As successor to the face-amount certificate business of SBM-MN, the Company has assumed the obligations under SBM-MN's outstanding face-amount certificates. The Company's predecessors, including the predecessors of SBM-MN, have been engaged in the face-amount certificate business since 1914.

      On December 17, 2000, 1st Atlantic contributed its then 100% ownership of ACFC to the Company.

      On December 5, 2003, the controlling shareholder interest in 1st Atlantic was acquired by Geneva pursuant to a Stock Purchase Agreement, dated December 2, 2003, by and between Mark D. Taylor, Bankruptcy Trustee of the John Lawbaugh bankruptcy estate (the "Trustee") and Geneva. Pursuant to a reorganization effected through a stock distribution made on December 31, 2003, SBM Financial became a direct subsidiary of Geneva, and the Company is no longer a subsidiary of 1st Atlantic. See "Certain Significant Events" below.

BUSINESS

      The Company issues and services fixed rate face-amount certificates. A face-amount certificate is an obligation of the issuer to pay a face, or principal, amount, plus specified interest, to the holder of the certificate. Under the Certificates, the face amount may be paid at the end of a Certificate's Guarantee Period or at its Maturity Date. Lesser amounts are paid at such times if all or part of an investment in the Certificate is withdrawn prior to maturity or the end of any Guarantee Period. The amount payable under a Certificate also is reduced by the annual administrative charge. Interest, as described above, may be paid quarterly or annually, or may be compounded.

      The Company currently offers various series of single-payment investment Certificates. The Company's face-amount certificate operations include issuance of single-payment certificates and the servicing of outstanding single-payment and installment certificates, the investment of related funds, and other related service activities. The Company may offer one or more other series of face-amount certificates in the future, or under other prospectuses of the Company.

      The Company's gross income is derived primarily from the margin between earnings on its investments and amounts paid or credited on its fixed rate Certificate deposits ("investment spread"). The investment spread is affected principally by general economic conditions, government monetary policy, the policies of regulatory authorities that influence market interest rates, and the Company's ability to respond to changes in such rates. Changes in market interest rates may have a negative impact on its earnings. The Company maintains its certificate liability in accordance with Section 28 of the 1940 Act. The Company's subsidiary, ACFC, originates and sells residential and commercial real estate loans. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Risk Factors".

      SBM Financial provides us with management, marketing and various administrative services, as well as office facilities and personnel, pursuant to an Amended and Restated Administrative Services Agreement dated as of July 1, 2001, (the "Administrative Services Agreement") between the Company and its parent, SBM Financial. See "Relationship with SBM Financial and Certain Transactions."

COMPETITION

      The Company's face-amount certificate business competes in general with various types of individual savings products which offer a fixed rate of return on investors' money, including insurance, bank and thrift products. The Company's ability to offer competitive interest rates, attractive terms, and efficient service are its primary basis for meeting competition. American Express Certificate Company (formerly IDS Certificate Company) is the Company's main competitor in the issuance of face-amount certificates.

CAPITAL STRUCTURE

      The Company has 10,000,000 shares of authorized common stock, $1 par value, of which 250,000 shares are currently issued and outstanding. SBM Financial owns all of the Company's issued and outstanding shares.

REGULATION

      Like many financial service companies that offer investment opportunities to the public, the Company is subject to governmental regulation. In particular, the 1940 Act and rules issued by the SEC specify certain terms for face-amount certificates, the method for calculating reserve liabilities on outstanding certificates, the minimum amounts and types of investments to be deposited with a qualified custodian to support such reserve liabilities, and a variety of other restrictions. See "Description of the Certificates," "Reserves and Deposits with Custodian" and Note T of Notes to Consolidating Financial Statements of the Company.

DESCRIPTION OF PROPERTY

      The Company's executive offices (the "Corporate Offices") are located at 5101 River Road, Suite 101, Bethesda, Maryland. The main telephone number for the Corporate Offices is (301) 656-4200. The Corporate Offices are the primary location for SBM Financial's and the Company's investment, accounting, corporate accounting, and marketing activities and various support personnel. These offices are leased by SBM Financial, which makes them available to the Company under the Administrative Services Agreement.

LEGAL PROCEEDINGS

      The Company is not a party to, nor is any of its property the subject of, any material pending legal proceedings, other than ordinary litigation routine to its business.

                        EXECUTIVE OFFICERS AND DIRECTORS

      Certain information about the Company's directors and officers, including their principal occupations for the past five years, is set out below. Members of the Board who are considered "interested persons" of the Company under the 1940 Act are indicated by an asterisk (*). The Company's directors and officers, other than directors who are not interested persons of the Company, serve in such capacities without compensation. Officers are appointed annually at the annual meeting of the Company's Board of Directors.

      Each of the directors named below became a director of the Company in May 2000, upon the organization of the Company, except that Eric M. Westbury became a director and Chairman of the Board on January 28, 2004.

                                                    Positions with
Name and Age                                          the Company               Principal Occupations During the Past Five Years
------------------------------------------       ---------------------      --------------------------------------------------------
Eric M. Westbury (40)*....................       Chairman of the Board      Chairman of the Board of Directors of the Company (since
                                                 and President, Chief       January 28, 2004); President and Chief Executive
                                                 Executive Officer          Officer, of the Company, (since December 2000, Executive
                                                                            Vice President before that from November 1999);
                                                                            President (since August 2002) and Executive Vice
                                                                            President (from November 1999 to August 2002) of 1st
                                                                            Atlantic; prior to that, President and Chief Operating
                                                                            Officer of The Washington Development Group (private
                                                                            real estate development and management company), from
                                                                            September 1997 through November 1999. Prior to that,
                                                                            Vice-President, Market Executive (commercial and retail
                                                                            banking) First Union National Bank, Washington, DC.

Iraline G. Barnes (56)....................       Director                   Director - Public Affairs Management, Duane Morris and
                                                                            Associates; Special Counsel, Roseman & Colin (since
                                                                            1999); Prior to that, Senior Judge, District of Columbia
                                                                            Superior Court; Prior to that, Vice President of
                                                                            Corporate Relations, Potomac Electric Power Co.

Kumar Barve (45)..........................       Director                   Majority Leader and Delegate to the Maryland House of
                                                                            Delegates (since January 1991); Accountant/Chief
                                                                            Financial Officer, Environmental Management Services,
                                                                            Inc. (Hazardous Waste Disposal and Environmental
                                                                            Consulting)

Nancy Hopkinson (62)......................       Director                   Retired (since 1996); prior to that, Teacher and School
                                                                            Administrator, Montgomery County Public Schools
                                                                            (Maryland)

                                                    Positions with
Name and Age                                          the Company               Principal Occupations During the Past Five Years
------------------------------------------       ---------------------      --------------------------------------------------------
Brian Murphy (60).........................       Director                   Partner, Griffin Farmer & Murphy LLP (law firm) and
                                                                            predecessor law firms.

Marialice B. Williams(58) ................       Director                   Special Counsel to the Office of Public Charter School
                                                                            Financing and Support; President, Risk Mitigation
                                                                            Strategists, LLC; serving as consultant to develop
                                                                            financial structuring for affordable supportive housing
                                                                            transactions for the DC Department of Mental Health.

Trey Stafford (30) .......................       Chief Financial and        Chief Financial Officer (since July 2001) of the
                                                 Accounting Officer         Company; Vice President of Finance and Accounting, SBM
                                                                            Financial (since July 2001); Secretary of Board of
                                                                            Directors, ACFC (since December 2001); Audit
                                                                            Manager/Senior, Reznick Fedder & Silverman, CPA's
                                                                            (September 1997-July 2001); Staff Accountant, Charles E.
                                                                            Smith Residential Realty, (September 1996-1997).

Dia H. Snowden (42) ......................       Secretary                  Secretary (since March 2002) of the Company; Client
                                                                            Services Manager of the Company, (since July 2000);
                                                                            prior to that, Corporate Administrator, The Washington
                                                                            Development Group, Inc. (1996-1999) (private real estate
                                                                            development and management company).

BOARD OF DIRECTORS

      The Board of Directors is responsible for the overall management of the Company's business. Directors are elected annually at the Company's annual meeting of shareholders. Each Director who is not an interested person of the Company receives a $1,250 fee for each regular or special Board meeting he or she attends. Directors who are also officers of the Company, however, receive no additional compensation for their service as a director of the Company. The Directors also receive reimbursement for their expenses incurred in attending any meeting of the Board. The Board generally meets quarterly.

AUDIT COMMITTEE

      The members of the Audit Committee consult with the Company's independent auditors and meet as a committee at least four times annually to discuss the scope and results of the annual audit of the Company and such other matters as required by law or as the Committee members deem appropriate or desirable. Directors Barnes, Barve and Williams are members of the Audit Committee. Members of the audit committee receive a fee of $750 for each meeting and also receive a fee for time incurred related to audit committee duties outside of scheduled meetings. Such a fee is based on a predetermined hourly rate.

INVESTMENT COMMITTEE

      The Board of Directors has recently formed an Investment Committee whose members currently also are members of the Audit Committee. The Investment Committee is responsible for ongoing oversight of the Company's investment portfolio and its investment activities and practices, consistent with the requirements of the Insurance Code of the District of Columbia as applicable to face-amount certificate companies. The Investment Committee will meet with the Company's management periodically to review the Company's investment portfolio, activities and practices, and will receive reports from management on at least a quarterly basis. At this time members of the Investment Committee receive no compensation for their services in addition to their compensation as members of the Audit Committee.

            RELATIONSHIP WITH SBM FINANCIAL AND CERTAIN TRANSACTIONS

      Pursuant to an Amended and Restated Administrative Services Agreement dated as of July 1, 2001 (the "Administrative Services Agreement"), SBM Financial provides various administrative services to the Company. Under the terms of the Administrative Services Agreement, SBM Financial makes available certain of its property, equipment and facilities to the Company for use in its business operations. SBM Financial also provides the Company with certain administrative and special services, including personnel and furnishes or otherwise makes available accounting services to the Company. The annual charge to the Company for the services and facilities provided by SBM Financial is 1% of the Company's average certificate liability balances, or an amount not to exceed $2.5 million. The charge is determined monthly by SBM Financial and Company management. At no time, however, may the charge cause the Company to have assets of less than the total of the qualified investments and capital stock required under the 1940 Act. Under the Administrative Services Agreement, during 2002, a fee totaling $1,794,700 was charged and $1,794,700 was paid by the Company to SBM Financial. During 2003, a fee totaling __________was charged and __________was paid by the Company to SBM Financial.

      From time-to-time the Company makes dividend payments to SBM Financial, which, in turn, may make dividend payments to Geneva, SBM Financial's parent since December 5, 2003. During 2001, the Company paid $579,934 of cash dividends to SBM Financial.

      See Note ___ of Notes to Consolidating Financial Statements with respect to the contribution of mortgage notes and property as additional paid-in capital made by SBM Financial to the Company on September 30, 2001 and June 30, 2002.

      On December 19, 2002, the Company made a mortgage loan in the amount of $88,638, with interest at the rate of 12.5% per annum, to James M. Barnes, husband of Iraline G. Barnes, a director of the Company. The loan, by its terms, matured on May 1, 2003, and remains outstanding. The loan is expected to be repaid, in full, by February 29, 2004 from the proceeds of a refinancing loan to be obtained by Mr. Barnes.

                           CERTAIN SIGNIFICANT EVENTS

      In 2002, certain facts came to the attention of members of management of the Company concerning a number of transactions (the "Questioned Transactions") that involved the Company and its former Chairman of the Board, Chief Executive officer and majority stockholder, John Lawbaugh. The Questioned Transactions raised concerns that Mr. Lawbaugh failed to comply with provisions of the 1940 Act prohibiting transactions with affiliated persons of registered investment companies, caused the Company to fail to comply with disclosure requirements of the 1933 Act, caused the Company to improperly report asset balances, and diverted, or attempted to divert, cash assets of the Company totaling $1,768,917 to himself directly or indirectly during 2000, 2001 and 2002. Of the cash assets diverted by Mr. Lawbaugh, $900,000 was recovered by the Company in 2002 shortly after discovery of its attempted diversion. As a result of the Questioned Transactions, on August 16, 2002, the Company's Board of Directors removed Mr. Lawbaugh from his position as Chairman of the Board and Chief Executive Officer and suspended his authority to act for or bind the Company with respect to any transactions. The Board also authorized an investigation into the Questioned Transactions by members of management, who were assisted by the Company's independent auditors and counsel, with oversight by a Special Committee of the Board. In addition, the Company suspended the sale of its face-amount certificates on August 16, 2002 and did not resume sales until the date of this prospectus. See Note __ and Note __ of the Notes to the Consolidating Financial Statements for more detailed information regarding the Questioned Transactions and their impact on the Company.

      On November 12, 2002, Mr. Lawbaugh resigned from the Board of Directors of the Company and on November 14, 2002, entered into an Escrow Agreement ("Escrow Agreement"). The Escrow Agreement placed Mr. Lawbaugh's 7,500,000 shares of 1st Atlantic capital stock ("the Shares"), representing majority ownership of 1st Atlantic, into escrow and transferred his voting rights to 1st Atlantic's Board of Directors. As provided in the Escrow Agreement, Mr. Lawbaugh and, later, the Company, undertook efforts to find a buyer for the Shares, which represented indirect control of the Company.

CHANGE IN CONTROL OF COMPANY

      On May 29, 2003, Mr. Lawbaugh filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Maryland. On November 7, 2003, 1st Atlantic, Geneva, the trustee of Mr. Lawbaugh's bankruptcy estate (the "Trustee") and certain creditors of Mr. Lawbaugh's bankruptcy estate ("Estate") agreed to a settlement proposal and on December 5, 2003, the sale of the Shares closed pursuant to the terms of a Stock Purchase Agreement by and between the Trustee and Geneva dated December 2, 2003. The Trustee sold the Shares to Geneva for $2,532,981, which was distributed to 1st Atlantic and the Company in the amounts of $1,175,955 and $1,357,206, respectively, to repay the amounts ultimately determined to be due from Mr. Lawbaugh. In addition, Geneva contributed $3,200,000 as additional paid-in capital to 1st Atlantic to resolve certain concerns of the SEC regarding 1st Atlantic's compliance with the reserve requirements of Section 28 of the 1940 Act. Further, SBM Financial issued debt instruments secured by the common stock of the Company totaling $1,616,772 to certain creditors of the Estate. The debt matures ten years from the date of issuance and has principal and interest payments due semi-annually with interest accruing at the rate of 1.5% per annum. A total of $125,000 was also paid by Geneva to the Trustee and certain other creditors of the Estate. Immediately after closing, Geneva made an additional cash and non-cash contribution to the Company of $1,000,000 cash and a $500,000 investment in a real estate partnership investment fund, which is being treated as additional paid-in capital.

      See Note ___, Note ___ and Note ___ of the Notes to the Consolidating Financial Statements for further disclosure regarding the Questioned Transactions, the sale of the Shares to Geneva, and certain related matters. Mr. Lawbaugh is no longer associated with the Company or any of its affiliated companies in any capacity. Various events described above have been the subject of detailed disclosures made by the Company in its Form 8-K, 10-Q and 10-K reports filed with the SEC since August 2002.

                              INDEPENDENT AUDITORS

      [ To be provided by Amendment ]

                             SELECTED FINANCIAL DATA

      [ To be provided by Amendment]

                                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------------------------------------
                                                               2003         2002          2001          2000          1999
                                                              ------       ------        ------        ------        ------
                                                                                (in thousands, except per share data)
      STATEMENT OF OPERATIONS DATA
      Total investment income                                               2,439         1,615         1,618         2,292
      Interest credited on certificate reserves                            (1,349)       (1,173)       (1,523)       (1,615)
      Net investment spread                                                 1,090           442            95           677
      Total investment and other expenses                                  (2,951)       (1,973)         (528)         (376)
      Federal income tax (expense) benefit                                     --            --           621           102
      Net investment income (loss)                                         (1,861)       (1,531)          188           409
      Net other operating income (loss)                                       118           (38)           --            --
      Federal income tax (expense) benefit                                     --           288            --            --
      Net investment and other operating income (losses)                   (1,743)       (1,281)          188           409
      Net realized investment gains (losses)                                  473            69          (429)         (373)
      Net operating income (loss)                                          (1,270)       (1,212)         (241)           36
      Non-operating expense                                                  (406)         (470)         (342)           --
      Net income (loss)                                                    (1,676)       (1,682)         (583)           36
      Earnings (loss) per share*                                            (6.70)        (6.73)        (2.33)         0.14

      BALANCE SHEET DATA (END OF PERIOD)
      Total assets                                                         35,115        23,881        21,967        34,285
      Total liabilities                                                    38,696        24,152        21,527        30,117
      Shareholder's equity                                                 (3,581)         (271)          440         4,168

----------
*     Earnings (loss) per share based on 250,000 shares issued and outstanding.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GENERAL

      The Company's predecessor, SBM MN, was incorporated in June 1990 to assume the face-amount certificate business of SBM Company ("SBM"), which began in 1914. ARM purchased most of the assets of SBM in June 1995 and continued the issuance of face-amount certificates through SBM MN, then a wholly-owned subsidiary of ARM. As a result of the Acquisition, the Company has assumed the obligations of SBM MN's outstanding face-amount certificates and offers various series of single-payment face-amount certificates. The Company issues and services fixed rate face-amount certificates and provides related services to holders of the certificates. ACFC performs mortgage lender and mortgage broker activities.

      The Questioned Transactions involving John J. Lawbaugh, referred to above in "Certain Significant Events," that are more fully described in Note N, Note O and Note V of the Notes to Consolidating Financial Statements, have had a materially adverse impact upon the Company's financial condition and operations.

      The sale of Mr. Lawbaugh's shares of 1st Atlantic common stock to Geneva more fully described in "Certain Significant Events" has provided additional capital and qualified assets to the Company. This transaction has improved the financial position of the Company.

Financial Condition, Changes in Financial Condition and Results Of Operations

2003 compared with 2002

[To be supplied by Amendment]

2002 compared with 2001

      During 2002, total assets increased $11.2 million from $23.9 million in 2001 to $35.1 million in 2002, while certificate liability increased $9.4 million from $23.8 million in 2001 to $33.2 million in 2002. The increase in total assets and certificate liability is primarily due to certificate sales exceeding certificate maturities, redemptions and early surrenders.

      The Company's earnings are derived primarily from net investment income and net other operating income. Net investment income is income earned from invested assets less investment and other expenses and interest credited on certificate reserve liability. Net other operating income is income earned from the origination of loans in the mortgage lender/broker business less operating expenses. Changes in net investment income are largely due to changes in the rate of return on investments. Changes in net other operating income is attributable to changes in the volume and pricing of loans originated.

      The Company had a net loss of $1,676,316 and $1,681,812 for the years ended December 31, 2002 and 2001, respectively. The net loss for the years ended December 31, 2002 and 2001, stemmed mainly from the net investment loss before income tax of $1,861,228 and $1,530,750, respectively, and the reserve for losses - shareholder receivable of $405,963 and $469,982, respectively. See "Certain Significant Events" and Note N and Note O of the Notes to the Consolidating Financial Statements for further description of the reserve for losses - shareholder receivable. The net investment loss before income tax for 2002 and 2001 was due mainly to the combination of investment and other expenses and interest credited on certificate liability exceeding the income generated from the investment portfolio. During 2002 and 2001, the Company held several non-revenue producing assets, which had a negative impact on the income generated from the investment portfolio. In addition, high operational costs related to the administrative services fee, legal fees and advertising resulted in an operating loss. The reserve for losses - shareholder receivable contributed further to the net loss for the years ended December 31, 2002 and 2001.

      Investment income (excluding realized investment gains and losses) in 2002 was $2,438,503 compared to investment income of $1,615,128 for 2001. Investment income plus realized investment gains represents annualized investment yields of 10.38% and 7.90% on average cash and investments of $28.0 million and $21.3 million for 2002 and 2001, respectively. The increase in investment income is attributable to an increase in cash and investments being held by the Company and an increase in the yield of the investment portfolio. The increase in investment portfolio yield was primarily due to realized gains totaling $472,721 resulting from the sale of available-for-sale securities.

      Net investment spread, which is the difference between investment income and interest credited on certificate liability, was $1,089,179 for 2002 compared to $442,576 in 2001. On an annualized yield basis, these amounts reflect net investment spread for 2002 and 2001 of 3.82% and 1.98%, respectively.

      Interest credited on certificate reserves for 2002 and 2001 was $1,349,324 and $1,172,552, respectively. These amounts represent annualized average rates of interest credited of 4.73% and 5.24% on average certificate liability of $28.5 million and $22.4 million for 2002 and 2001, respectively. The Company monitors credited interest rates for new and renewal issues against competitive products, such as bank certificates of deposit. Credited interest rate adjustments (up or down) on new face-amount certificates are made by the Company periodically. In addition, there are surrender charges on new face-amount certificates resulting in the overall decrease in the average crediting rate.

      Investment and other expenses were $2,950,407 and $1,973,326 for 2002 and 2001, respectively. The increase in investment and other expenses was the result of an increase in the administrative services fee to the Company's parent, State Bond, and an increase in other operating expenses. The increase in the administrative services fee was due to the payment of the fee to State Bond in 2002 being classified solely as an administrative services fee, whereas, in 2001, the payment to State Bond was in the form of both an administrative services fee totaling $1,078,839 and dividends of $579,934. Total dividends paid plus the administrative services fee in 2002 and 2001 was $1,794,700 and $1,658,773, respectively. Investment and other expenses were further increased by higher advertising costs for the year ended December 31, 2002, as compared to the year ended December 31, 2001. Advertising expense for the year ended December 31, 2002 was $361,739 as compared to $93,422 for the year ended December 31, 2001. The increase in advertising expense in 2002 was due to the Company's advertising campaign associated with its retail sales division.

      Net other operating income (loss) before income tax for the years ended December 31, 2002 and 2001, was $118,154 and ($38,041), respectively. This consists of the mortgage lender/broker operations of ACFC. For the years ended December 31, 2002 and 2001, other operating income was $2,261,801 and $897,267, respectively. This income is derived from loan origination fees, gain on sale to investor and other processing and underwriting loan fees relating to originating and brokering loans. The increase in other operating income for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was due to an increase in the volume of loans originated. For the years ended December 31, 2002 and 2001, other operating expenses were $2,143,647 and $935,808, respectively. These expenses consist of salaries and commissions paid in relation to originating and brokering loans and other costs in operating the mortgage company. The increase in other operating expenses for the year ended December 31, 2002 as compared to the year ended December 31, 2001, was mainly due to higher commissions paid on the increased revenues generated.

      Realized investment gains were $472,721 and $68,697 for 2002 and 2001, respectively. The increase in realized investment gains was due to the sale of certain available-for-sale securities, which had significant increases in their market value over their original cost. Realized investment gains and losses are primarily interest-rate related and attributable to the asset/liability management strategies of the Company. The Company invests in a mixture of investments ranging from fixed maturity securities, equity securities, mortgage notes, real estate, and real estate tax lien certificates. The objective of each investment is to provide reasonable returns while limiting liquidity and credit risks.

      In the event that the Company experiences higher than historical levels of certificate surrenders, the Company might need to liquidate investments other than in accordance with its normal asset/liability management strategy and, as a result, the Company could experience substantial realized investment losses.

      For the year ended December 31, 2002 and 2001, reserve for losses - shareholder receivable was $405,963 and $469,982, respectively. See "Certain Significant Events" and Note O of the Notes to Consolidating Financial Statements for further descriptions of this item.

Asset Portfolio Review [To be updated]

      The Company invests its assets in accordance with the provisions of the 1940 Act, which permits the investment of reserves only in cash or "qualified investments." Qualified investments are investments of a kind which life insurance companies may hold under the Insurance Code of the District of Columbia, and other such assets as the SEC may permit under the 1940 Act. The Company's investment policy is to invest reserves in a variety of investments that diversify risk, provide a reasonable return on investment and allow for liquidity consistent with the cash requirements of the Company. The Company's various investment types as of December 31, 2002 are fixed maturity securities, equity securities, mortgage notes, real estate and real estate tax lien certificates. The Company monitors its short-term liquidity needs to ensure that cash flow from investments allows for the payment of all of its obligations due, including expected cash outflow to certificate holders, with the goal of maintaining an adequate level of liquidity for maturing face-amount certificates. In addition, the investment strategy also is designed to provide protection of the investment portfolio from adverse changes in interest rates.

      The Company's investments in available-for-sale securities totaled $9,190,162 at December 31, 2002, 27.45% of the investment portfolio (28.22% at December 31, 2001). Available-for-sale securities consist of fixed maturity securities and equity securities. Fixed maturity securities consist of US Treasuries, municipal bonds, mortgage-backed securities and corporate debt. As of December 31, 2002, the Company held one fixed maturity security that had defaulted on interest payments. The market value of available-for-sale securities fluctuates with changing economic conditions. Fixed maturity securities are influenced greatly by market interest rates. Corporate debt market value is also weighed by the performance of the company that issues the debt. Upgrades or downgrades in the rating of a corporate bond will increase or decrease the market value of such investment. The Company's investments in equity securities are subject to market risk and fluctuations in the market value of the securities. Fluctuations in market value of equity securities affect the yield on the investment and could result in a reduction in the principal amount invested in the security. The Company takes into account the current and expected future market environment in evaluating investment risk and investment yields.

      Based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company currently classifies its fixed maturity and equity securities as available-for-sale. Such securities are carried at fair value and changes in fair value, net of deferred income taxes, are charged or credited directly to shareholder's equity. During 2002, the fair value of available-for-sale securities decreased by $2,272,796, resulting in an unrealized loss, net of tax at December 31, 2002 of $2,055,348. Unrealized gain net of tax at December 31, 2001 was $217,448. Volatility in reported shareholder's equity occurs as a result of the application of SFAS No. 115, which requires some assets to be carried at fair value while other assets and all liabilities are carried at historical values. As a result, adjusting the shareholder's equity for changes in the fair value of the Company's available-for-sale securities without reflecting offsetting changes in the value of the Company's liabilities or other assets creates volatility in reported shareholder's equity but does not reflect the underlying economics of the Company's business.

      The Company's investments in residential and commercial real estate mortgage notes receivable totaled $13,163,828 at December 31, 2002, 39.32% of the investment portfolio. These real estate mortgage notes accrue interest at rates ranging from 5.25% to 14.5% per annum and are secured by the underlying real property. The Company's intention is to sell the mortgage notes held for sale to a buyer under certain favorable market conditions. See Note F to the Notes to Consolidating Financial Statements.

      The Company's investment in real estate tax lien certificates are comprised of delinquent real estate tax bills purchased from municipalities at a premium. They accrue interest at the rate of 20% per annum on the outstanding principal and are secured by a first lien on the property on which the tax is owed. In all cases, the certificates are significantly over-collateralized by the underlying property. As of December 31, 2002, the real estate tax lien certificates had a balance of $1,632,437, 4.88% of the investment portfolio. See
Note I to the Notes to Consolidating Financial Statements.

      The Company holds an investment in a residual mortgage certificate with a principal balance of $4,038,607 as of December 31, 2002, 12.06% of the investment portfolio. The investment was purchased in July of 2002 and represents an ownership interest in a trust (the "Trust") that owns a securitized pool of mortgage loans. The residual interest the Company owns is a subordinate interest in the Trust. The individual mortgage notes held in the Trust generate income to the Trust, which then pays certain operating costs of the Trust and pays the owners with a guaranteed interest in the Trust. Any excess income generated after these payments is then paid to the Company. The Company will only receive payments if there is cash generated by the Trust in excess of operating costs and payments to guaranteed interest holders. The weighted average coupon rate of the underlying pool of mortgages is approximately 10.5% and the weighted average pass-through rate paid to guaranteed interest holders is 4.7%, the difference being the excess income generated by the Trust to pay operating expenses, cover reserve losses and then make payments to the Company. See Note J to the Notes to Consolidating Financial Statements. The Company also owns two parcels of real estate totaling $2,647,095 as of December 31, 2002, 7.9% of the investment portfolio. These properties were acquired through foreclosure of delinquent mortgage notes held by the Company. The properties are held for sale but there currently is no contract for sale.

Liquidity and Financial Resources [To be updated]

      As of December 31, 2002, the Company had $724,163 of qualified assets in excess of the minimum amount required by the 1940 Act and the rules and regulations promulgated thereunder by the SEC, as computed in accordance with the 1940 Act.

      The primary liquidity requirement of the Company relates to its payment of certificate maturities and surrenders and payment of its legal costs and administrative services fee. The principal sources of cash to meet such liquidity requirements are investment income and proceeds from maturities and redemptions of investments. The Company has $1.3 million of certificate obligation coming due in 2003. In 2002, the Company experienced an 84% renewal rate; therefore, management expects certificate obligation payments to be approximately $250,000 in 2003.

      At December 31, 2002, cash and cash equivalents totaled $2.2 million, a decrease of $3.3 million from December 31, 2001. The Company's aim is to manage its cash and cash equivalents position so as to satisfy short-term liquidity needs. In connection with this management of cash and cash equivalents, the Company may invest idle cash in short duration fixed maturities to capture additional yield when short-term liquidity requirements permit.

      Cash flows of ($6.1) million, ($1.2) million, and $1.6 million were generated from (used in) operating activities in 2002, 2001, and 2000, respectively. These cash flows resulted principally from investment income, less management fees, changes in mortgage notes held for sale, and commissions paid. Proceeds from investing activities generated $8.9 million, $9.7 million and $6.4 million in cash flows during 2002, 2001, and 2000, respectively, which were offset by purchases of investments of $16.6 million, $7.9 million and $4.8 million respectively.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                F-02
FINANCIAL STATEMENTS
    CONSOLIDATING BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002           F-04
    CONSOLIDATING STATEMENTS OF OPERATIONS FOR YEAR ENDED
         DECEMBER 31, 2003, 2002, AND 2001                                  F-06
    CONSOLIDATING STATEMENTS OF SHAREHOLDER'S EQUITY FOR YEAR ENDED
         DECEMBER 31, 2003, 2002 AND 2001                                   F-09
    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEARS ENDED DECEMBER
         31, 2003, 2002 AND 2001                                            F-10
    NOTES TO CONSOLIDATING FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER
         31, 2003                                                           F-14

                          [To be provided by Amendment]

                                     PART II

Item 13. Other Expenses of Issuance and Distribution

The Registrant pays registration fees pursuant to rule 24f-2 of the Investment Company Act of 1940. The securities covered by this Registration Statement are offered by Registrant on a continuous basis. All expenses of issuance and distribution, including printing, legal, accounting and related miscellaneous expenses, are paid by the Registrant.

Item 14. Indemnification of Directors and Officers

Under Section 2-418 of Maryland General Corporation Law, a corporation may indemnify certain directors, officers, employees, or agents. Consistent with Maryland Law, Article Seventh (E) (viii) of Registrant's Articles of Incorporation ("Articles") permits it to indemnify its Directors and officers to the fullest extent permitted by law. In addition, Article X of Registrant's By-Laws permits it to insure and indemnify its Directors, officers, and employees and agents to the fullest extent permitted by law. The above-cited provisions of Registrant's Articles and By-Laws, which have been filed as exhibits to this Registration Statement, are incorporated by reference into this Item to the extent necessary to respond to this item.

Various agreements that Registrant has entered or will enter into contain provisions for the indemnification of Registrant's officers and directors to the extent permitted by applicable law. These agreements have been filed as exhibits to this Registration statement, and are hereby incorporated by reference into this Item to the extent necessary to respond to this item.

Item 15. Recent Sales of Unregistered Securities

None

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

(2) Stock Purchase Agreement dated March 28, 2000 by and among 1st Atlantic Guaranty Corporation, SBM Certificate Company, and ARM Financial Group (Exhibits omitted), incorporated by reference to Exhibit (2) to form 8-K dated March 28, 2000 of 1st Atlantic Guaranty Corporation (File No. 333-41361).

(3)(a) Articles of Incorporation of the Company, previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 11 to this Registration Statement filed on September 28, 2000.

(3)(a)(i) Certificate of Correction of Articles of Incorporation of the Company, previously filed as Exhibit (3)(a) of Post-Effective Amendment No. 13 to this Registration Statement filed on January 2, 2001.

(3)(b) By-Laws of the Company previously filed as Exhibit (3)(b) of Post-Effective Amendment No. 11 to this Registration Statement No. 33-38066 filed on September 28, 2000.

(4)(a) Form of Application previously filed as Exhibit (4)(a) of Post-Effective Amendment No. 11 to this Registration Statement No. 33-38066 filed on September 28, 2000.

(4)(b) Form of Account Statement previously filed as Exhibit (4)(b) of Post-Effective Amendment No. 11 to this Registration Statement No. 33-38066 filed on September 28, 2000.

(5) Opinion of Griffin, Griffin, Tarby & Murphy, LLP previously filed as Exhibit (5) of Post-Effective Amendment No. 13 to this Registration Statement No. 33-38066 filed on January 2, 2001.

(10)(a) Amended and Restated Administrative Services Agreement dated as of the 1st day of July, 2001, by and between the Company and SBM Financial, LLC (formerly State Bond & Mortgage Company, L.L.C., incorporated by reference to Exhibit (10)(a) to the Company's Form 10-K for the year ended December 31, 2001 (File No. 811-6268).

(10)(b) Custody Agreement, as amended and supplemented, between the Company (as successor to SBM Certificate Company (Minnesota)) and First Trust National Association (now U.S. Bank Trust N.A.) dated December 20, 1990, previously filed as Exhibit 10(b) to this Registration Statement filed on January 2, 1991.

(21) Subsidiary of the Company, incorporated by reference to Exhibit (21) to the Company's Form 10-K for the year ended December 31, 2001 (Form No. 811-6268).

(23)(a)     Consent of Reznick, Fedder & Silverman dated ______________, 2004

(23)        (b) Consent of Counsel (See Exhibit (5))

(24)        Powers of Attorney.

(99.1) Escrow Agreement dated November 14, 2002, among 1st Atlantic Guaranty Corporation, John J. Lawbaugh and Baker Botts, as escrow agent, incorporated by reference to Exhibit 99.1 to the Company's Form 8-K dated November 12, 2002 (File No. 811-6268).

(99.2) Order Approving Settlement Agreement Between Chapter 11 Trustee, 1st Atlantic Guaranty Corporation, Geneva Capital Partners, LLC, APT Creditors, SBM Financial, LLC, SBM Certificate Company, Atlantic Capital Funding Corporation and Escrow Agent dated December 2, 2003, incorporated by reference to Exhibit 99.1 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(99.3) Term Sheet Between Trustee, 1st Atlantic, Geneva, APT Creditors, SBM Financial, SBM Certificate Company, ACFC, and Escrow Agent dated November 7, 2003, incorporated by reference to Exhibit 99.2 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(99.4) Stock Purchase Agreement By and Between Mark D. Taylor, Bankruptcy Trustee, in his Capacity as Representative of John J. Lawbaugh Bankruptcy Estate and Geneva Capital Partners, LLC dated as of December 2, 2003, incorporated by reference to Exhibit 99.3 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(99.5) Settlement and Release Agreement By and Between the Trustee, APT Creditors and Geneva dated December 2, 2003, incorporated by reference to Exhibit 99.4 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(99.6) Secured Promissory Notes By and Between SBM Financial, LLC, formerly State Bond & Mortgage, LLC, and APT Creditors, incorporated by reference to Exhibit 99.5 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(99.7) Security Agreement By and Between SBM Financial, LLC (formerly State Bond & Mortgage, LLC), Escrow Agent and Noteholders pursuant to the Settlement Agreement, incorporated by reference to Exhibit 99.6 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(99.8) Consent to Entry of Final Judgment and Permanent Injunction Between the Securities and Exchange Commission and 1st Atlantic Guaranty Corporation dated December 2, 2003, incorporated by reference to
            Exhibit 99.7 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(99.9) Final Judgment as to Defendant 1st Atlantic Guaranty Corporation Entered by the United States District Court for the District of Maryland dated December 8, 2003, incorporated by reference to
            Exhibit 99.8 to Company's Form 8-K dated December 2, 2003 (File No. 811-6268).

(b) Financial Statement Schedules, See page S-01 for Index to Financial Statement Schedules.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expresses in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethesda, Maryland, on this 30th day of January, 2004.

                                                  SBM Certificate Company


                                                  By: /s/ Eric M. Westbury
                                                      --------------------
                                                      Eric M. Westbury
                                                      President

Pursuant to the requirements of the Securities Act of 1933, this registration statement, or amendment thereto, has been signed by the following persons in the capacities on the dates indicated:

Signature                      Capacity                              Date
                               Chairman of the Board of Directors    January 30, 2004
/s/ Eric M. Westbury           and President (Principal Executive
-------------------------      Officer)
    Eric M. Westbury

                               Principal Financial and Accounting    January 30, 2004
/s/ Trey Stafford              Officer
-------------------------
    Trey Stafford

                               Director                              January 29, 2004
/s/ Iraline G. Barnes
-------------------------
Iraline G. Barnes

                               Director                              January 28, 2004
/s/ Kumar Barve
-------------------------
Kumar Barve

                               Director                              January 28, 2004
/s/ Nancy Hopkinson
-------------------------
Nancy Hopkinson

                               Director                              January 28, 2004
/s/ Brian Murphy
-------------------------
Brian Murphy

                               Director                              January 28, 2004
/s/ Marialice B. Williams
-------------------------
Marialice B. Williams

                             SBM CERTIFICATE COMPANY

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                DECEMBER 31, 2003

REPORT OF INDEPENDENT AUDITORS                                             S-02
SCHEDULE I - INVESTMENTS IN SECURITIES OF UNAFFILIATED ISSUERS             S-03
SCHEDULE II - INVESTMENTS IN AND ADVANCES TO AFFILIATES AND INCOME
      THEREON                                                              S-05
SCHEDULE III - MORTGAGE LOANS ON REAL ESTATE AND INTEREST EARNED ON
      MORTGAGES                                                            S-06
SCHEDULE IV - REAL ESTATE OWNED AND RENTAL INCOME                          S-07
SCHEDULE V - QUALIFIED ASSETS ON DEPOSIT                                   S-08
SCHEDULE VI - CERTIFICATE RESERVES                                         S-09
SCHEDULE VII - VALUATION AND QUALIFYING ACCOUNTS                           S-15